AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SEARCHLIGHT MINERALS CORP.

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, the President of Searchlight Minerals Corp. (the “Corporation”) does hereby certify:

1.           That the Board of Directors of the Corporation at a meeting duly convened, held on June 11, 2008, adopted a resolution to amend and restate the articles of incorporation,

2.           That the stockholders of the Corporation at a meeting duly convened, held on December 15, 2009, approved a resolution to amend and restate the articles of incorporation, and

2.           That the articles of incorporation of the Corporation, as amended to date, are correctly restated in their entirety, as follows:

I

The name of this Corporation is SEARCHLIGHT MINERALS CORP.

II

The objects to be transacted, business and pursuit and nature of the business, promoted or carried on by this Corporation are and shall continue to be engaged in any lawful activity except banking or insurance.

III

The Board of Directors shall consist of one or more members.  The number of directors shall be fixed from time to time by the resolution of the Board of Directors.

IV

The Corporation is to have perpetual existence.

V

The total authorized capitalization of the Corporation shall be and is the sum of 400,000,000 shares of common stock having a par value of $0.001 per share.  All common stock of the Corporation shall have the same rights and preferences.  All common stock shall carry full voting power and the shall be issued fully paid at such time as the Board of Directors may designate, in exchange for cash, property, or services, the stock of other corporations or other values, rights or things, and the judgment of the Board of Directors as to the value thereof shall be conclusive.

VI

After the subscription price or par value has been paid in, the capital stock shall be and remain non-assessable.  The private property of the stockholders shall not be liable for the debts or liabilities of the Corporation.

VII

1.           No director or officer of the Corporation shall be individually liable to the Corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer, provided, that the foregoing clause shall not apply to any liability of a director or officer for any act or failure to act for which the General Corporation Law of the State of Nevada proscribes this limitation and then only to the extent that this limitation is specifically proscribed.

2.           The Corporation may, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said law.

3.           Neither any amendment or repeal of any Section of this Article VII, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII, in respect of any matter occurring, or any action, suit or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

IN WITNESS WHEREOF, I have set my hand this 15th day of December, 2009.

/s/ Ian R. McNeil Ian R. McNeil, President